SECRETARY’S CERTIFICATE

I, John H. Beers, Assistant Secretary of Phoenix Life Insurance Company, hereby certify that the following resolutions were duly approved and adopted at regular meetings of the Board of Directors of Phoenix Life Insurance Company, held August 15, 1994 and August 5, 2002, respectively, a quorum being present and acting at each such meeting, and that said resolutions have not been rescinded, modified or repealed and are in effect on the date hereof.

PHL Variable Insurance Company - A.M. Best Rating

RESOLVED:	That, in order to assure that the rating agencies each provide a rating for PHL Variable Insurance Company (“PHLVIC”), a wholly-owned subsidiary of this Company, equal to the rating they give for this Company, this Board of Directors hereby commits this Company to maintaining the net worth of PHLVIC in accordance with the following standard so long as it remains a wholly-owned subsidiary or until such earlier time as: (1) such company requests a separate rating from such agencies; or (2) any of such agencies on their own initiative determine that such company requires a separate rating.

As of the last day of each calendar quarter, the Officers shall calculate PHLVIC’s risk-based capital level, as then defined by the National Association of Insurance Commissioners (“NAIC”). In the event that such subsidiary’s “total adjusted capital”, as then defined by the NAIC, is not, as of any such date, at least 200% greater than such subsidiary’s “authorized control level risk-based capital” (as defined by the NAIC), then this Company shall cause a capital contribution to be made to PHLVIC in an amount sufficient to cause that company to comply with such standard.

FURTHER RESOLVED:	That the Officers be, and they hereby are, authorized and directed to take all such actions as they deem necessary or appropriate in order to effect the intent of the foregoing resolutions; provided, however, that they shall promptly notify this Board of each capital contribution, if any, that becomes required as a result of such resolution; and

FURTHER RESOLVED:	That these resolutions shall supersede in all respects the resolutions passed on June 20, 1994 concerning an A.M. Best rating for PHLVIC.

PHL Variable Insurance Company - California

RESOLVED:	That, in order to enable PHL Variable Insurance Company (“PHLVIC”) to obtain a certificate of authority to market variable life insurance products in California, the Board of Directors hereby commits that for so long as PHLVIC remains a wholly-owned subsidiary of this Company, it shall maintain PHLVIC according to the following standards:

1. At all times PHLVIC shall maintain a combined capital and surplus of at least TEN MILLION DOLLARS ($10,000,000), as required by California Insurance Code Section 10506; and/or

2.      At all times, PHLVIC’s total adjusted capital, as defined by California Insurance Code Section 739, shall be at least 250% of the authorized control level RBC, as defined in California Insurance Code Section 739.

If at any time, PHLVIC determines that the preceding standard was not met, then this Company shall promptly cause a capital contribution to be made to PHLVIC in an amount sufficient to cause that company to again comply with the standards; and

FURTHER RESOLVED:	That all officers be, and they hereby are, authorized and directed to take such actions as they deem necessary or appropriate in order to effect the foregoing resolution, provided, however, that they shall promptly notify this Board of each capital contribution, if any, that becomes required as a result of such resolution.

12/9/14	/s/ John H. Beers
Date	John H. Beers
Assistant Secretary